February 23, 2011

Via EDGAR

Robert Telewicz

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:                             Impac Mortgage Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 16, 2010

File No. 1-14100

Dear Mr. Telewicz:

On behalf of Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), and in furtherance to the call on February 17, 2011 between Mark Rakip, Staff at the SEC, and Todd Taylor, CFO of the Company, the Company agrees that it will prospectively include in its quarterly and annual reports under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and under the subsection “Status of Operations” the table showing the valuation and rollforwards of the securitizations trusts, which table was previously provided to the Staff in our letter dated February 3, 2010.

Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5017 or by facsimile at (310) 552-5006.

Sincerely,

/s/ Katherine J Blair

Katherine J. Blair, Esq.

cc:           Todd R. Taylor, Impac Mortgage Holdings, Inc., Chief Financial Officer